

KIMANI

Belonging that compounds value

kimanilife.com   Miami, FL   X 𝕏 in ▶ f ⊙

Highlights

1. CEO founded LVH Global, a luxury hospitality platform with ~$50M ARR

2. VC-backed, with an investment firm as the lead investor

3. 7,000+ verified members across 25 countries

4. 500+ ambassadors expanding Kimani through trust

| 5 | 40+ collaborations across luxury, hospitality, and culture |

| 6 | Built on merit and character, not status |

Featured Investors



Backed by pre-seed investment from LDJ Capital ($500,000).

Follow   Invested $500,000 ℹ️

Multi-family office and investment in New York City

"What sets Kimani apart is execution: real supply, real partnerships, and a platform built to scale from day one."

Bruce Galloway
Syndicate Lead

Follow   Invested $100,000 ℹ️

Bruce Galloway is a value investor and founder of Galloway Capital Partners, focused on undervalued companies with strong fundamentals and clear catalysts, and friendly activism to unlock true value and has averaged 40%+ net annually for 8 years.

"I've worked with Amir in the past and have seen firsthand the success he's achieved across previous companies. More importantly, I've witnessed the level of effort, focus, and energy he brings to everything he does. He truly eats, sleeps, and breathes his projects, and his work ethic is unmatched. I have a great deal of respect for how seriously he takes his responsibilities, and I genuinely believe in both him and the vision he's building. The concept itself is incredibly strong, and I'm excited to be part of what he's creating."

Team



Amir Benesh CEO and Founder

Founder of LVH Global, a $50M luxury hospitality, travel, and lifestyle platform. Experienced operator building trusted, high-end relationships with UHNW clients. Leads Kimani's vision, culture, and member experience.



kimanilife.com

Elliot Grossbard VP of Global Relationships

Managing partner of early stage advisory firm with three decades in sales leadership and growth strategy. Raised $135M+ in capital for 50+ founders via Reg CF, many on Wefunder. Founded multiple communities for founders, investors, and networking.



Robert Hantman Chief Legal Officer

Veteran trial attorney with nearly 40 years of experience in complex litigation, securities, and corporate law, bringing expertise in governance, risk management, and legal strategy to support Kimani's long-term growth and investor protection.



Daniel Sloan Chief Technology Officer

Technology leader with 25+ years of experience in software, AI, and blockchain. Leads Kimani's platform architecture and execution, building secure, scalable systems to support long-term growth.



Carmen Campo Director of Marketing

Experienced marketing leader specializing in brand strategy, growth marketing, and audience engagement.

Refining what it means to belong



kimani

The Economy of Belonging

 

We are more connected than at any point in history. Distance matters less. We learn, find opportunities, and connect with others more easily than ever before.

And yet, despite abundant access to people, places, and things, something essential has quietly disappeared.

A sense of belonging.

For many, especially those with influence and affluence, the higher they rise, the smaller their circle becomes. Access increases, but relationships feel thinner. Interactions multiply, while trust becomes harder to find.

Life gets busier. Time gets tighter. Privacy matters more.

A Market Without Meaning; Status Without Purpose

Over **$6 trillion** is spent annually across travel, hospitality, wellness, and culture; each industry is huge, disconnected, and **ripe for something that brings them together.**

A collection of moments does not create a sense of belonging. It doesn't make you feel part of something lasting. And it rarely provides a sense of purpose.

Yet moments are what most markets offer today.

There are moments when we travel. Moments inside private clubs and communities. Moments at events, retreats, and curated experiences. Moments tied to wellness, culture, and lifestyle.

These moments can feel meaningful while they last. But they don't last.

When the trip ends, the connection ends. When the event is over, the circle dissolves. When life changes, relationships reset.

Each experience stands alone.



Luxury & Travel	$2 Trillion	Exceptional destinations, no lasting connection.
Hospitality	$1.2 Trillion	Prestige and privilege, no belonging or shared values.
Wellness	$2 Trillion	Mindfulness and intention, no sense of community
Membership & Clubs	$50 Billion	Personalized care without any emotional depth.
Experiential & Culture	$1 Trillion	Memorable moments, with no lasting meaning.

Sources: Global Wellness Institute ('24); Fortune Business Insights ('25); Zion Market Research ('24); Mastercard ('23); Statista ('24).

So people keep searching.

They join something new. They travel somewhere else. They pay again for access that promises connection.

Not because they want more experiences, but because what they're really looking for doesn't carry forward.

When people feel a true sense of belonging, their behavior changes.

They return instead of starting over. Familiar faces become trusted relationships. Context builds. Interactions carry meaning from one moment to the next.

Belonging creates continuity



The Opportunity

Belonging has quietly become an economy.

Not a new one, an existing one, spread across travel, private membership, lifestyle services, experiences, and premium access.

People already spend heavily in these categories. What's fragmented is not demand, but structure.

These markets operate in parallel.

Each captures value in isolation. None are designed to carry relationships, trust, or context forward over time.

As a result, value is constantly recreated, but rarely accumulated.



Large markets exist. What's missing is continuity across them.

Continuity changes how people engage. They participate more fully. They invest more time and care. They introduce others they trust because the relationship feels stable, not transactional.

What begins as a connection becomes something durable.

When this continuity exists, value builds naturally. Not all at once, and not in a single moment. It grows through repeated interaction, shared context, and trust that compounds over time.

This is what moments alone can't create.

Most experiences today are not designed for this. They are built to begin and end. Once the moment passes, so does the connection. Whatever value was created doesn't carry forward to the next interaction.

Everything resets.

And it's where opportunity lies.





Why Now

The conditions required for durable belonging did not exist before. Now, they do.

People no longer live in one place. They move fluidly across cities, countries, and cultures.

Work is more flexible. Travel is more frequent. Life is less anchored to a single location. And yet, most systems of connection still reset with every move.

Public, algorithm-driven networks optimize for attention. Meaningful relationships now form inside smaller, invite-only communities.

Institutions are shifting as well. Points-based rewards and transactional perks are losing effectiveness. Access, experiences, and trusted environments are replacing them.

Continuity across cities is no longer aspirational. It's operational.

Together, these shifts make something possible for the first time.

A global community where belonging can persist, and value can accumulate over time.

K
How Kimani Works



Kimani is an invite-only global community built on trust.

Every member is vetted for character, ethics, and shared values. This creates a foundation where relationships can form naturally and carry forward, rather than resetting with every new experience or location.

Membership is intentional

Kimani begins with people, not status.

Members are carefully reviewed to ensure alignment with Kimani's values. This vetting process establishes trust before any interaction happens, allowing members to engage openly and confidently with one another.

Communities rooted in location and shared interests

Kimani connects members through destination-based communities and interest groups spanning culture, wellness, finance, arts, and sport.

As members live, travel, and move between cities, relationships continue rather than starting from scratch. Context builds over time, creating familiarity and continuity across experiences and locations.

Experiences curated by people, not algorithms

Local ambassadors play a central role in the Kimani experience.

They host private gatherings, make thoughtful introductions, and curate experiences that reflect the community's character and interests. Members can also communicate directly with one another, without feeds, influencers, or algorithmic noise.

Access is trusted and aligned

Kimani provides access to a network of vetted service providers and partners across hospitality, dining, real estate, art, luxury goods, and unique experiences.

This access is designed to extend relationships beyond individual moments, reinforcing trust and continuity throughout a member's lifestyle.

Continuity is the design principle

Everything in Kimani is built to ensure relationships don't reset.

By prioritizing trust, human curation, and shared context, Kimani allows connections to deepen over time, turning moments into relationships and relationships into lasting value.



The Meaning Behind Kimani

The name *Kimani* comes from East Africa and reflects qualities of character and connection. The name itself captures the values Kimani is built on:

ki·ma·ni (noun) / kee · MAH · nee Origin: East Africa (Kikuyu)

Meaning: Adventurous, noble, strong-willed.

Definition: Symbolizing character, courage, and connection, inspiring a community built on integrity and curiosity.

When belonging is designed intentionally, it creates value that grows over time.

How Kimani Makes Money

Kimani generates revenue through several interconnected streams that grow as community density, trust, and participation deepen.

Rather than relying on a single source of income, Kimani earns across experiences, services, strategic partnerships, and customized communities — all anchored in long-term relationships and aligned incentives.



Experiences & Gatherings

Revenue is generated through curated events, retreats, and destination-based gatherings led by trusted ambassadors and aligned brand partners.

These experiences are designed to deepen relationships and reinforce continuity within the community, rather than exist as standalone transactions.



Concierge Services

We facilitate access to trusted services across travel, lifestyle, culture, and personal needs by connecting members with vetted providers and supporting introductions and coordination through concierge services.

Revenue is generated through service participation, per-request concierge fees, and referral partnerships.



Strategic & Institutional Partners

As the global community scales, Kimani attracts premium brands and institutions that value trusted participation within aligned communities.

These partnerships are long-term and selective, focused on relevance, alignment, and engagement inside the ecosystem rather than competing for attention outside it.



Financial Institutions & Rewards

A private-label community platform provides a major solution for financial institutions, including private banks, wealth managers, family offices, luxury brands, and premium card issuers.

In these partnerships, Kimani membership is offered as an exclusive benefit to top clients, executives, and investors — replacing traditional points-based rewards with access, trust, and real-world experiences.

These programs strengthen client loyalty, retention, and brand differentiation while connecting participants to the broader Kimani ecosystem.

 Branded Residential Communites

Kimani also supports customized communities for organizations and high-end residential developments.

Luxury residences, corporate groups, and private communities use tailored Kimani environments to offer residents or members access to curated experiences, trusted services, and global connection — with programs funded by the organization or property rather than the individual.

How Kimani Generates Revenue

Experiences & Gatherings

Concierge Services

Strategic & Institutional Partners

Branded Residential Communities

Financial Institutions & Rewards

Why All of This Compounds

Because relationships endure, engagement deepens over time.

Members return instead of starting over. Partners integrate rather than rotate. Institutions build on shared context rather than rebuilding trust.

Value builds as relationships endure over time.

"Belonging that compounds value."

Early Momentum, Proven Demand
Belonging isn't just a vision, it's already taking shape.



Early Momentum & Proof

Belonging isn't just a vision. It's already taking shape.

Kimani has grown organically through referrals, ambassadors, and trusted relationships rather than paid acquisition or broad marketing.

A Growing Global Community

Kimani currently supports over **7,000 verified members** across **25 countries**, with activity concentrated in major global cities.

Membership growth has been driven by invitation and alignment, not scale at all costs, reinforcing trust and engagement from the outset.

Ambassador-Led Expansion

More than **500 ambassadors** act as local connectors across travel, hospitality, culture, and lifestyle.

These ambassadors curate experiences, welcome new members, and anchor

Kimani communities within their cities — enabling growth without centralization.

Early Brand & Institutional Engagement

Kimani has established **40+ active collaborations** spanning luxury brands, financial institutions, hospitality partners, and concierge networks.

These relationships validate demand for trusted access to Kimani's community and form the foundation for longer-term partnerships and private-label programs.

The Team Behind Kimani

Kimani is built by a team with experience spanning global luxury, technology, community-driven ventures, and institutional partnerships.

The team combines operational execution with deep relationship networks — enabling Kimani to scale trust, not just users.


Daniel Sloan
Chief Technical Officer
REAL SPLIT
FUTURE TECH
accubits
Carmen Campo
Director of Marketing
THESOHOLOFT
GAP
Amir Benesh
Founder & CEO
LVH
Elliot Grossbard
VP of Global Relationships
hustle fund
startup grind
Victoria Gulevich
Dir. of Biz Development
Publicis
Ogilvy
Robert Hantman
Chief Legal Officer
Hantman Associates

Founder & Leadership

Kimani is led by **Amir Benesh**, founder and CEO, who previously created and scaled LVH Global, a luxury hospitality platform that reached approximately **$50M in annual recurring revenue**.

That experience provides firsthand knowledge of premium markets, high-touch service models, and the operational realities of building trusted global

communities.

Global Relationships & Growth

Elliot Grossbard, VP of Global Relationships, brings decades of experience in sales and sales leadership, advising founders, building investor networks, and structuring growth across early-stage and scaled ventures.

His role centers on strategic and corporate relationships, growing Kimani's ecosystem through trust-first development rather than transactional acquisition.

Technical, Marketing & Legal Leadership

Kimani's leadership team includes senior operators across technology, marketing, business development, and legal — each with experience at recognized global brands and high-growth organizations.

Together, the team supports product development, brand integrity, partner engagement, and governance as Kimani expands responsibly.

Kimani Friends & Family Offering

Valuation: $22,000,000

Discount: 18% Discount

Discounted Valuation: $18,040,000

Amount Raise: $1.235 Million

Type of Investment: SAFE (Simple Agreement for Future Equity) - Created by Y Combinator. A SAFE grants the right to purchase future equity, is not a loan (no interest or maturity date), and is best for startups seeking VC, acquisition, or IPO.

Follow On Raise: Post $1.235M, we'll re-open at a higher valuation to reach $5M

* https://www.ycombinator.com/documents



The Raise

Kimani is raising **$1.235M** on a **$22M valuation** using a SAFE (Simple Agreement for Future Equity).

This offering represents the initial portion of a broader plan, designed to support community expansion, product development, and institutional partnerships.

Early investors receive an **18% discount**.



What This Caital Unlocks

The capital raised will support Kimani's transition from early momentum to durable scale.

Capital will be used to strengthen the core platform, expand trusted communities across key global markets, and deepen institutional and brand partnerships — all while preserving the integrity of the ecosystem.

Use of Funds



Funds raised will support Kimani's next phase of growth, with a focus on building durable infrastructure for global community expansion.

Primary uses of capital include:

Product & Platform Development

Enhancing the core member experience, internal tools, and trust systems.

Community Expansion & Ambassador Programs

Growing Kimani's presence in key global markets through relationship-led growth.

Strategic Partnerships & Institutional Programs

Supporting financial institutions, branded communities, and residential partnerships.

Events & Experiences

Launching curated gatherings and destination-based programs.

Operations, Legal & Advisory

Ensuring governance, compliance, and long-term integrity.

Capital will be deployed across these areas to support sustainable growth.

Coming Soon to Kimani

An AI personal assistant delivering intelligent recommendations, concierge services, smart reminders, and curated suggestions; tailored to your lifestyle.



Join Kimani's Mission

Kimani is building a global community where belonging endures, where value compounds through trust, continuity, and real-world relationships.

This offering invites investors to participate in shaping the foundation of that ecosystem, from how communities form, to how institutions engage, to how value is created over time.

This offering is designed for early believers who see the opportunity to build something enduring, before it becomes obvious.

We welcome investors who value long-term thinking, aligned incentives, and community-first growth.

If this is you, we invite you to join us and:

The Economy of Belonging





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